Exhibit 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we”, “our” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2020 and 2019 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

We have prepared the annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of February 25, 2021 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; free cash flow and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F for the year ended December 31, 2019 and, once filed, for the year ended December 31, 2020 are and will be available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov, respectively.

FOURTH QUARTER 2020 – SUMMARY

Operating summary

●	During the quarter, the Brucejack Mine operated safely and with minimum disruptions to essential operations as a result of the novel coronavirus (“COVID-19”) pandemic.

●	Gold production totaled 88,299 ounces compared to 96,237 ounces in the comparable period in 2019.

●	Mill feed grade averaged 8.9 grams per tonne gold compared to 8.3 grams per tonne gold in the comparable period in 2019.

●	Gold recoveries averaged 97.4% compared to 96.8% in the comparable period in 2019.

●	Process plant throughput averaged 3,366 tonnes per day for a total of 309,661 tonnes of ore compared to 4,065 tonnes per day for a total of 373,954 tonnes of ore in the comparable period in 2019.

●	During the quarter, a total of 3,362 meters of lateral development were achieved.

Financial summary

●	The Company generated revenue of $169,582 compared to revenue of $135,484 in the comparable period in 2019.

●	The sale of 90,348 ounces of gold contributed $169,455 of revenue at an average realized price(1) of $1,914 per ounce. In the comparable period in 2019, the sale of 93,248 ounces of gold contributed $132,275 of revenue at an average realized price(1) of $1,480 per ounce.

●	Cost of sales was $108,035 or $1,196 per ounce of gold sold(1), compared to $89,627 or $961 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales increased primarily due to higher production costs for additional lateral development, definition drilling and COVID-19 safety protocols. Depreciation and depletion expense increased due to the 2020 Mineral Reserve (defined below) update. Cost of sales per ounce of gold sold(1) also increased due to lower volumes sold in the period.

●	Total cash costs(1) were $819 per ounce of gold sold resulting in an average realized cash margin(1) of $1,056 per ounce of gold sold. In the comparable period in 2019, total cash costs(1) were $692 per ounce of gold sold resulting in an average realized cash margin(1) of $726 per ounce of gold sold.

●	AISC(1) was $1,009 per ounce of gold sold, compared to $866 per ounce of gold sold in the comparable period in 2019.

●	Total cash costs(1) increased due to higher production costs for additional lateral development, definition drilling and COVID-19 safety protocols. Total cash costs(1) per ounce of gold sold also increased due to lower gold ounces sold in the period. AISC(1) increased for the same reasons as total cash costs(1) as well as higher sustaining capital expenditures and costs associated with the departure of former officers partially offset by higher silver by-product credits and lower treatment and refinery charges.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

●	Net loss for the period was $108,110 or $0.58 per share compared to net earnings of $20,049 or $0.11 per share in the comparable period in 2019. Net loss was impacted by the sale of the Snowfield Property (“Snowfield”) which generated a loss on sale of exploration and evaluation asset of $132,149 and a deferred income tax expense impact of $17,931. The impact of the sale of Snowfield was a loss per share of $0.80.

●	Adjusted earnings(1) were $51,877 or $0.28 per share compared to $33,124 or $0.18 per share in the comparable period in 2019.

●	Cash generated by operations was $89,269 compared to $66,133 in the comparable period in 2019.

●	The Company received proceeds from the sale of Snowfield of $100,000 which contributed to free cash flow(1) of $177,843 compared to $49,747 in the comparable period in 2019.

●	The Company repaid $176,667 of the Loan Facility (defined below) using cash generated from operations and proceeds from the sale of Snowfield.

FULL YEAR 2020 – SUMMARY

Operating summary

●	As previously announced, the Company reported a fatality resulting from an incident that occurred on July 31, 2020 at the Brucejack Mine. The tragic incident occurred during maintenance at a support facility on surface.

●	Throughout the year, the Brucejack Mine operated safely and with minimum disruptions to essential operations as a result of the COVID-19 pandemic.

●	Gold production totaled 347,743 ounces, achieving 2020 annual guidance, compared to 354,405 ounces in the comparable period in 2019.

●	Mill feed grade averaged 8.5 grams per tonne gold, achieving 2020 annual guidance, compared to 8.7 grams per tonne gold in the comparable period in 2019.

●	Gold recoveries averaged 97.0% compared to 96.9% in the comparable period in 2019.

●	Process plant throughput averaged 3,572 tonnes per day for a total of 1,307,483 tonnes of ore compared to 3,570 tonnes per day for a total of 1,303,001 tonnes of ore in the comparable period in 2019.

●	In 2020, a total of 12,455 meters of lateral development were achieved.

Financial summary

●	The Company generated revenue of $617,585 compared to revenue of $484,540 in the comparable period in 2019.

●	The sale of 347,923 ounces of gold contributed $611,080 of revenue at an average realized price(1) of $1,799 per ounce. In the comparable period in 2019, the sale of 351,348 ounces of gold contributed $471,419 of revenue at an average realized price(1) of $1,405 per ounce.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

●	Cost of sales was $396,304 or $1,139 per ounce of gold sold(1) compared to $333,157 or $948 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales increased primarily due to higher production costs for additional lateral development, definition drilling and COVID-19 safety protocols. Depreciation and depletion expense increased due to the 2020 Mineral Reserve update. Cost of sales per ounce of gold sold(1) also increased due to lower volumes sold in the period.

●	Total cash costs(1) were $777 per ounce of gold sold resulting in an average realized cash margin(1) of $980 per ounce of gold sold. In the comparable period in 2019, total cash costs(1) were $680 per ounce of gold sold resulting in an average realized cash margin(1) of $662 per ounce of gold sold.

●	AISC(1) was $981 per ounce of gold sold, achieving 2020 annual guidance, compared to $888 per ounce of gold sold in the comparable period in 2019.

●	Total cash costs(1) increased due to higher production costs for additional lateral development, definition drilling and COVID-19 safety protocols. Total cash costs(1) per ounce of gold sold also increased due to lower gold ounces sold in the period. AISC(1) increased for the same reasons as total cash costs(1) as well as higher sustaining capital expenditures and costs associated with the departure of former officers partially offset by higher silver by-product credits and lower treatment and refinery charges.

●	Net loss for the year was $38,438 or $0.21 per share compared to net earnings of $40,917 or $0.22 per share in the comparable period in 2019. Net loss was impacted by higher costs of sales as noted above and a loss on the sale of Snowfield offset by higher gold prices realized on ounces sold.

●	Adjusted earnings(1) were $177,787 or $0.95 per share compared to $100,688 or $0.55 per share in the comparable period in 2019.

●	Cash generated by operations was $317,309 compared to $225,073 in the comparable period in 2019.

●	With the proceeds from the sale of Snowfield, free cash flow(1) was $369,202 compared to $184,248 in the comparable period in 2019.

●	At December 31, 2020, cash on hand was $174,753 (2019 - $23,174) and the Company had positive working capital of $75,898 (2019 – deficit of $66,805).

●	The Company repaid $226,667 of the Loan Facility using cash generated from operations and proceeds from the sale of Snowfield. As at December 31, 2020, the outstanding balance on the Loan Facility was $171,333.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

In thousands of USD,		For the three months ended		For the year ended
except where noted		December 31,	December 31,	December 31,	December 31,
		2020	2019	2020	2019
Operating data
Ore mined (wet tonnes)	t	323,581	388,744	1,377,912	1,359,403
Mining rate	tpd	3,517	4,225	3,765	3,724
Ore milled (dry tonnes)	t	309,661	373,954	1,307,483	1,303,001
Head grade	g/t Au	8.9	8.3	8.5	8.7
Recovery	%	97.4	96.8	97.0	96.9
Mill throughput	tpd	3,366	4,065	3,572	3,570
Gold ounces produced	oz	88,299	96,237	347,743	354,405
Silver ounces produced	oz	107,930	147,988	472,163	516,977
Gold ounces sold	oz	90,348	93,248	347,923	351,348
Silver ounces sold	oz	89,547	110,774	392,071	420,440
Financial data
Revenue		$169,582	135,484	617,585	484,540
Earnings from mine operations		$61,547	45,857	221,281	151,383
Net (loss) earnings for the period		$(108,110)	20,049	(38,438)	40,917
Per share - basic	$/share	(0.58)	0.11	(0.21)	0.22
Per share - diluted	$/share	(0.58)	0.11	(0.21)	0.22
Adjusted earnings(1)		$51,877	33,124	177,787	100,688
Per share - basic(1)	$/share	0.28	0.18	0.95	0.55
Total cash and cash equivalents		$174,753	23,174	174,753	23,174
Cash generated by operating activities		$89,269	66,133	317,309	225,073
Free cash flow(1)		$177,843	49,747	369,202	184,248
Total assets		$1,430,814	1,573,167	1,430,814	1,573,167
Long-term debt(2)		$195,958	397,253	195,958	397,253
Production costs (per milled dry tonne)	$/t	217	162	195	173
Total cash costs(1)	$/oz	819	692	777	680
All-in sustaining costs(1)	$/oz	1,009	866	981	888
Average realized price(1)	$/oz	1,914	1,480	1,799	1,405
Average realized cash margin(1)	$/oz	1,056	726	980	662

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)	As at December 31, 2020, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2019 - $66,667).

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (gram per tonne), Au (gold) and oz (ounces).

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia (“BC”) and is listed on the Toronto Stock Exchange (TSX.PVG) and the New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100%-owned Brucejack Mine located in northwestern BC. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,306 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a high-grade gold underground mine that started commercial production in July 2017. Amended permits were received in December 2018 to increase throughput 40% to an annual maximum of 1.387 million tonnes (an average of 3,800 tonnes per day) from 0.99 million tonnes (2,700 tonnes per day).

Our exploration and evaluation assets include the Bowser Claims that surround the Brucejack Mine. Regional and near-mine exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2031. Refer to the “Regional Exploration” section of this MD&A.

COVID-19 PANDEMIC

The Company’s primary commitment is the safety and health of its employees, contractors and neighbouring communities in northwest BC.

On February 10, 2021, a COVID-19 outbreak was verbally declared at the Brucejack Mine by the BC Northern Health Medical Health Officer. To protect the health and safety of our workforce and local communities, the Company implemented enhanced outbreak protocols which included restrictions on travel to and from the Brucejack Mine camp while site wide testing was conducted and an assessment by BC Northern Health could be completed. At the Brucejack Mine camp, 453 tests were conducted and based on those results, it was determined that the large majority of positive cases were restricted to a limited cluster.

On February 17, 2021, it was announced that travel restrictions had been lifted with additional protocols and procedures developed in collaboration with local indigenous partners and BC Northern Health. These protocols include rigorous testing of all employees and contractors.

Throughout the outbreak, mine and mill production continued. The Company is assessing the potential impact on operations and will continue to closely monitor the situation and provide updates as appropriate.

Currently, the Company is managing cases of COVID-19 among employees and contractors at the Brucejack Mine. All are in isolation, remain in good health and have exhibited limited symptoms. In partnership with BC Northern Health, contact tracing was undertaken to determine the potential for additional exposures. Close contacts, identified through the tracing process, have been notified and moved into isolation. Isolation protocols will remain in effect for the duration established by BC Northern Health, with regular monitoring for COVID-19 symptoms.

The Company established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic to protect the well-being of its employees, contractors, their families, local communities and other stakeholders. Pretivm continues to follow the stringent COVID-19 infection prevention guidance and directives of federal, provincial and regional authorities in respect of general and mine site-specific protocols and is working in close partnership with its medical service provider and BC Northern Health.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the directives provided by Ministry of Energy, Mines and Low Carbon Innovation Guidance to Mining and Smelting Operations during COVID-19; BC Ministry of Health, BC Centre for Disease Control: Protecting Industrial Camp Workers, Contractors, and Employers Working in the Agricultural, Forestry, and Natural Resource Sectors During the COVID-19 Pandemic (July 28, 2020); and all applicable orders issued by the Provincial Health Officer.

The Company incurred $8,290 of additional costs in 2020 related to employee salaries, travel costs, contractors and consultants to sustain operations with enhanced safety measures in effect. As the threat of COVID-19 remains a risk, the Company expects to continue to incur additional costs to safely sustain operations. Moreover, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Refer to the “Risks and Uncertainties” section of this MD&A.

2020 RESULTS RELATIVE TO GUIDANCE

The Company produced 347,743 ounces of gold in 2020, slightly above the midpoint of its guidance range of 325,000 ounces to 365,000 ounces. The average annual gold grade was 8.5 grams per tonne, on the high-end of our guidance range of 7.6 grams per tonne to 8.5 grams per tonne at an average gold recovery of 97.0%.

For the year ended December 31, 2020, total cash costs(1) and AISC(1) were $777 and $981 per ounce of gold sold, respectively. These were at the low end of our updated financial guidance. In the second quarter of 2020, annual financial guidance for 2020 was updated to include costs for COVID-19 and additional drilling with our total cash costs(1) guidance range of $750 to $860 per ounce of gold sold and our AISC(1) guidance range of $960 to $1,120 per ounce gold sold.

Free cash flow(1) for the year ended December 31, 2020 was $369,202, including the proceeds from the sale of Snowfield in the amount of $100,000, at an average realized gold price(1) of $1,799 per ounce, exceeding our revised free cash flow(1) forecast range of $205,000 to $275,000, which was based on an average realized gold price of $1,800 per ounce.

The Company reduced debt by $226,667 in the year ended December 31, 2020, which exceeded our targeted debt reduction range of $80,000 to $150,000.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

OPERATING RESULTS

As previously announced, the Company reported a fatality resulting from an incident that occurred on July 31, 2020 at the Brucejack Mine. The tragic incident occurred during maintenance at a support facility on surface. The safety and well-being of our workforce is our most important core value and we have renewed our commitment to improve our safety performance and culture.

Mining

During the three months ended December 31, 2020, 323,581 wet tonnes of ore were mined, equivalent to a mining rate of 3,517 tonnes per day compared to 388,744 wet tonnes of ore, equivalent to a mining rate of 4,225 tonnes per day in the comparable period in 2019. The decrease in wet tonnes of ore mined during the period was due to a major shutdown for planned maintenance.

During the year ended December 31, 2020, 1,377,912 wet tonnes of ore were mined, equivalent to a mining rate of 3,765 tonnes per day compared to 1,359,403 wet tonnes of ore, equivalent to a mining rate of 3,724 tonnes per day in the comparable period in 2019.

We continued our lateral development at a targeted rate of approximately 1,000 meters per month. During the three months ended December 31, 2020, a total 3,362 meters of lateral development were completed. During the year ended December 31, 2020, a total of 12,455 meters of lateral development and 366 meters of vertical development were completed.

Diamond drilling activity continued to progress during the fourth quarter 2020 with up to five diamond drills on site conducting infill and resource drilling. Infill diamond drilling targeted Mineral Reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining. A total of 14,310 meters and 71,995 meters of infill diamond drilling were completed for the three months and year ended December 31, 2020, respectively.

We expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production and additional platforms for resource expansion drilling.

Resource expansion drilling continued through the fourth quarter 2020 with 22,730 meters completed within the North Zone to target previously intersected mineralization outside of the current Mineral Resource. A total of 27,780 meters has been completed since the program commenced in the third quarter of 2020.

The test reverse circulation (“RC”) drilling grade control program was introduced in staged phases, with the first drill in operation at the beginning of the second quarter on the 1080-meter level. A total of 22,317 meters and 75,953 meters of test RC drilling were completed for the three months and year ended December 31, 2020, respectively. Two RC drills will continue to be used in combination with diamond drills to provide more comprehensive data to define stope shapes.

2020 Mineral Resource expansion underground drilling program – Phase 1 results

High-grade gold mineralization was identified in three new areas during Phase 1 drilling of the North Block Zone in 2020. Four intersections assayed above 1,000 grams per tonne gold. Results include high-grade gold mineralization intercepts up to 300 meters from the current resource shell, including 19.3 grams per tonne gold over 9.0 meters in VU-2792 and 2,590 grams per tonne gold over 1.0 meter in VU-2794.

The North Block Zone is located directly to the north of the Valley of the Kings deposit. The 2020 Mineral Resource expansion program was designed to test for Valley of the Kings style mineralization to the north and at depth. Phase 1 of the program was drilled from the 1050-meter level in the mine to target an area extending up to 300 meters north of the current resource shell. Phase 2 of the program was also drilled in 2020 to target an area up to 450 meters north of the current resource shell, and those drill results are pending.

Phase 1 of the North Block resource expansion program comprised 7,011 meters in 38 drill holes. Drilling identified three new zones: (1) an extension of the Domain 13 Stockwork, which is currently being mined in the Valley of the Kings, (2) a newly identified corridor of gold mineralization in the footwall of the Domain 13 structure, located 300 meters north of the current resource shell, and (3) a previously unidentified zone of gold mineralization located within 50 meters of existing development. See our news release dated February 25, 2021 for more information, including assay results.

Processing

During the three months ended December 31, 2020, a total of 309,661 tonnes of ore, equivalent to a throughput rate of 3,366 tonnes per day, were processed. This was a decrease from the comparable period in 2019, in which a total of 373,954 tonnes of ore, equivalent to a throughput rate of 4,065 tonnes per day, were processed.

During the year ended December 31, 2020, a total of 1,307,483 tonnes of ore, equivalent to a throughput rate of 3,572 tonnes per day, were processed. This was similar to the comparable period in 2019, in which a total of 1,303,001 tonnes of ore, equivalent to a throughput rate of 3,570 tonnes per day, were processed.

During the 2020 periods, the mill operated below the permitted level of 3,800 tonnes per day due to scheduled and unscheduled maintenance, a major scheduled shutdown to replace the apron feeder at the underground crusher, a temporary compassionate suspension of activities after the fatal incident, a focus on lateral development and stope availability. In the comparable periods in 2019, the mill underwent a period of planned production ramp-up, following receipt of our amended permits in late 2018 to increase the rate of production from 2,700 tonnes per day to 3,800 tonnes per day.

The mill feed grade averaged 8.9 grams per tonne gold for the fourth quarter 2020 compared to 8.3 grams per tonne gold in comparable period in 2019. For the year ended December 31, 2020, the mill feed grade averaged 8.5 grams per tonne gold compared to 8.7 grams per tonne gold in the comparable period in 2019.

Gold recovery for the fourth quarter 2020 was 97.4% compared to 96.8% in the comparable period in 2019. Gold recovery for the year ended December 31, 2020 was 97.0%, compared to 96.9% in the comparable period in 2019.

Gold and silver production

The COVID-19 pandemic did not materially affect 2020 gold production or sales.

During the three months ended December 31, 2020, the Brucejack Mine produced 88,299 ounces of gold and 107,930 ounces of silver. For the comparable period in 2019, the Company produced 96,237 ounces of gold and 147,988 ounces of silver. The decrease in production was due to decreased tonnes processed during the quarter, partially offset by higher gold grade.

During the year ended December 31, 2020, the Brucejack Mine produced 347,743 ounces of gold and 472,163 ounces of silver. In the comparable period in 2019, the Company produced 354,405 ounces of gold and 516,977 ounces of silver. The decrease in production was due to decreased head grade resultant from the areas mined during the year partially offset by tonnes milled.

As at December 31, 2020, there were 2,766 ounces of gold doré and 1,142 ounces of gold in concentrate in finished goods inventory recorded at a cost of $1,061 per ounce, which includes depreciation and depletion.

2020 Mineral Resource and Mineral Reserve reconciliation and planned technical updates

On March 9, 2020, we announced an updated Mineral Reserve (the “2020 Mineral Reserve”), Mineral Resource (the “2020 Mineral Resource”) and Life of Mine (“LOM”) Plan (the “2020 LOM Plan”, and together with the 2020 Mineral Reserve and 2020 Mineral Resource, the “2020 Updates”) for the Brucejack Mine, which highlight the continued robust economics and the long-life of the Brucejack Mine. The effective date of the 2020 Mineral Reserve and 2020 Mineral Resource is January 1, 2020.

The 2020 Updates are detailed in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report (the “2020 Report”) entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective March 9, 2020 prepared by Tetra Tech Canada Inc. and other consultants. The 2020 Report updates the operating parameters contained in the “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” with an effective date of April 4, 2019 (the “2019 Report”). The 2020 Report was filed on April 23, 2020 in Canada under the Company’s profile on SEDAR at www.sedar.com and in the United States on the EDGAR section of the SEC website at www.sec.gov. For further information, refer to the “Appendix – 2020 Updated Mineral Resource Estimate, Mineral Reserve Estimate and Life of Mine Plan” section of this MD&A.

2020 Mineral Reserve reconciliation

The 2020 Mineral Reserve reconciliation was completed by evaluating the 2020 Mineral Reserves against the 2020 milled actuals for the period January 1, 2020 to December 31, 2020. In 2020, ore was mined from 69 stopes over 11 levels from the 1110-meter level up to and including the 1410-meter level. This mining horizon spanned a distance of approximately 540 meters east to west and 310 meters north to south. The table below summarizes the comparison.

Reconciliation of 2020 Mineral Reserve to 2020 Milled Actuals(1)

	Tonnes (000’s)	Gold Grade(2) (g/t)	Contained Gold(4) Ounces (000’s)
2020 Milled Actuals	1,307	8.5	359
2020 Mineral Reserves(3)	1,255	9.1	368
Reconciliation (Actuals/Reserves)	104%	94%	97%

(1)	Rounding of some figures may lead to minor discrepancies in totals.

(2)	Gold grade of 2020 Mineral Reserves is inclusive of the Mine Call Factor (defined below) and mining dilution. Refer to “Appendix – 2020 Updated Mineral Resource Estimate, Mineral Reserve Estimate and Life of Mine Plan” for more information on the Mine Call Factor.

(3)	Material included in the 2020 Mineral Reserves is inclusive of all reserve material depleted in 2020.

(4)	Contained gold is not inclusive of milling recovery.

The 2020 milled actuals contain approximately 4% more tonnes than the 2020 Mineral Reserves primarily due to mining out-of-reserve material deemed economic by the grade control program as well as greater than planned stope dilution. Compared to the 2019 Mineral Reserve (defined below) reconciliation, the 2020 Mineral Reserve gold grade reconciliation improved from 72% in 2019 to 94% in 2020 (Actuals/Reserves). This improvement can be attributed to the inclusion of the Mine Call Factor and the updated 2020 Mineral Resource model.

2020 Mineral Resource reconciliation

The 2020 Mineral Resource reconciliation compares ounces estimated in the January 2020 Mineral Resource model for the areas mined in 2020 to the actual ounces delivered to the mill. Reconciliation of the January 2020 Mineral Resource model for the period January 1, 2020 to December 31, 2020 was approximately 100% on tonnes and 129% on ounces (Actuals/Resources). The ounces for the areas mined in 2020 are estimated in the 2020 Mineral Resource model to be 279,144 ounces (delivered to the mill) at 6.7 grams per tonne and 1,305,823 tonnes; while the actual ounces for the areas mined were 358,894 ounces (delivered to the mill) at 8.5 grams per tonne and 1,307,483 tonnes. The lower estimated ounces are conjointly a consequence of:

●	the presence of the 2020 mined out-of-reserve material originally estimated as uneconomical but added to the mine plan in 2020 based on high-density definition drilling and grade control interpretation; and

●	an improvement in the overall precision of the high-grade estimation in the January 2020 resource model, resulting in fewer incidents of over-estimation.

Planned technical study update

The Company expects to release an updated Mineral Resource and Mineral Reserve estimate and revised Life of Mine Plan in the first half of 2022. The 2020 Mineral Resource model includes portions of the January 2019 and December 2013 Mineral Resource models that have required the application of the Mine Call Factor in the Mineral Reserve. The 2022 Mineral Resource and Mineral Reserve will update the entire modelling area of the Valley of the Kings Zone with the available results of the extensive 2021 drill program, and will incorporate previous drilling, coupled with knowledge gained from more than three years of mining.

2020 SUSTAINING CAPITAL EXPENDITURES

During the three months ended December 31, 2020, the Company incurred $7,130 on sustaining capital expenditures compared to $3,275 in the comparable period in 2019. Significant sustaining capital expenditures during the period included Mineral Resource drilling and drill equipment ($2,565), the purchase of mining equipment ($1,016) and capitalized development costs ($548). In the comparable period in 2019, sustaining capital expenditures included capitalized development costs, the construction of underground maintenance facilities and the purchase of underground and surface mobile equipment.

During the year ended December 31, 2020, the Company incurred $27,473 of sustaining capital expenditures compared to $22,871 in the comparable period in 2019. Significant sustaining capital expenditures during the year included Mineral Resource drilling and drill equipment ($8,892), capitalized development costs ($3,297), costs incurred to date for the construction of the new bulk gravity lab ($2,193) and mill building improvements ($1,284). In the comparable period in 2019, sustaining capital expenditures included access road development, the purchase of underground RC drills and capitalized development costs.

Vertical development costs, including the costs to build new ventilation raises and access ramps that enable the Company to access ore underground on multiple mining levels, are capitalized. All costs associated with lateral development to access ore zones in preparation for mining are expensed.

2020 REGIONAL EXPLORATION

The 2020 regional grassroots exploration program included 25,350 meters of diamond drilling completed in four mineralized zones across the 1,200-square kilometer property that surrounds the Brucejack Mine. The highlight from the program was the discovery of epithermal-style gold mineralization in the Hanging Glacier Zone, located four kilometers northwest from the Brucejack Mine. This new zone of gold mineralization demonstrates the district-scale potential at Brucejack. The results from the 2020 regional grassroots exploration program are summarized by zone below. See our news release dated December 16, 2020 for more information, including assays from the program.

Hanging Glacier Zone

The Hanging Glacier Zone comprises two areas – North Hanging Glacier and South Hanging Glacier – defined by anomalous gold in soil samples that extend over 1.5 kilometers by 1.0 kilometer. Drilling at Hanging Glacier tested two high-grade gold in soil anomalies assaying up to 3.21 grams per tonne gold and followed up on mineralization intersected during the 2015 exploration program (see news release dated October 8, 2015).

At North Hanging Glacier, drilling intersected gold mineralization hosted in pyrite localized along a monzonitic porphyry intrusion. The 2020 discovery hole, BR-107, assayed 1.3 grams per tonne gold over 101.0 meters. A 100-meter northwest step out hole, BR-132, assayed 2.1 grams per tonne gold over 102.0 meters, including 9.55 grams per tonne gold over 13.0 meters, showing lateral continuity of the gold mineralization along the porphyry contact.

Select drill highlights from North Hanging Glacier include:

●	Hole BR-107 intersected 1.30 grams per tonne gold over 101.0 meters, including 3.68 grams per tonne gold over 10.5 meters.

●	Hole BR-111 intersected 0.95 grams per tonne gold over 129.9 meters, including 11.09 grams per tonne gold over 3.0 meters.

●	Hole BR-132 intersected 2.10 grams per tonne gold over 102.0 meters, including 9.55 grams per tonne gold over 13.0 meters, and 24.95 grams per tonne gold over 1.7 meters.

●	Hole BR-137 intersected 0.82 grams per tonne gold over 117.0 meters, including 3.08 grams per tonne gold over 9.0 meters and 17.35 grams per tonne gold over 0.5 meters.

At South Hanging Glacier, drilling intersected broad intervals of low-grade gold hosted in disseminated pyrite. An epithermal-style, quartz-carbonate vein intersected in Hole BR-112 hosted native gold and pyrargyrite, assaying 8.97 grams per tonne gold and 5,150 grams per tonne silver over 1.0 meter. Drilling at South Hanging Glacier is located further from the porphyry contact, showing the potential size of the epithermal system.

Select drill highlights from South Hanging Glacier include:

●	Hole BR-112 intersected 8.97 grams per tonne gold and 5150 grams per tonne silver over 1.0 meters.

●	Hole BR-120 intersected 0.51 grams per tonne gold over 295.4 meters, including 4.93 grams per tonne gold over 6.0 meters.

●	Hole BR-122 intersected 0.31 grams per tonne gold over 263.7 meters.

●	Hole BR-142 intersected 0.34 grams per tonne gold over 240.2 meters.

A6 Zone

The A6 Anomaly Zone is located approximately 14 kilometers northeast of the Brucejack Mine. Drilling in 2020 included 19 drill holes totaling 11,883 meters, and the results continue to define a large hydrothermal system within an altered rhyolite dome. In West A6, Hole BR-092 intersected a 0.10-meter interval of massive pyrite mineralization. The massive pyrite was not anomalous for precious or base metals, indicating that the current drilling is still distal from a productive hydrothermal vent, requiring additional geophysics.

Koopa Zone

The Koopa Zone is located approximately 30 kilometers east-southeast of the Brucejack Mine. Drilling in 2020 tested deeper parts of the epithermal system. These holes continued to intersect strongly altered Iskut River Formation, and gold and silver mineralization is hosted in two generations of quartz veins. The 2020 drilling results show that veining density and the grade of mineralization continue consistently to depth.

Select drill highlights from Koopa include:

●	Hole BR-108 intersected 0.94 grams per tonne gold over 1.5 meters and 1675 grams per tonne silver, 2.72 percent lead and 7.23 percent zinc over 1.1 meters.

Haimila Zone

The Haimila Zone is located approximately 23 kilometers southeast of the Brucejack Mine. Drilling in 2020 tested a zone of porphyry-style propylitic alteration. Two holes were drilled, totaling 788 meters. One of these holes, BR-146, intersected narrow quartz and chalcopyrite veins.

SALE OF THE SNOWFIELD PROPERTY

On December 4, 2020, the Company sold Snowfield to KSM Mining ULC (“KSM”), a wholly owned subsidiary of Seabridge Gold Inc. Under the terms of the property purchase agreement, consideration received by the Company comprised of the following:

●	$100,000 in cash, which was received on December 16, 2020;

●	a 1.5% net smelter royalty in respect of all production from Snowfield; and

●	a $20,000 contingent cash payment payable within 6 months following the earlier of:

○	commencement of commercial production from Snowfield, or any part of Snowfield; and

○	the announcement by KSM (or a parent company) of the completion of a bankable feasibility study which includes production of mineral reserves from Snowfield.

KSM is entitled to deduct and offset $15,000 of the contingent cash payment against amounts payable to the Company under the net smelter royalty.

Due to uncertainty of commencement of commercial production from Snowfield or completion of a bankable feasibility study including Snowfield, the Company has determined the fair values of the net smelter royalty and contingent cash payment to be negligible amounts.

At the time of sale, the carrying amount of Snowfield was $232,149. As a result, the transaction resulted in a loss on sale of exploration and evaluation asset in the amount of $132,149 which is recorded in the statement of earnings (loss).

2021 OUTLOOK

Management believes that 2021 guidance is achievable assuming there is no new significant impact on operations at the Brucejack Mine, including due to the COVID-19 pandemic. We have taken precautions to mitigate the risk of COVID-19. However, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on the Company’s business, operations and operating results, financial condition, liquidity and market for our securities.

Production guidance

As previously disclosed, gold production at the Brucejack Mine for 2021 is expected to be in the range of 325,000 to 365,000 ounces. The processing rate is expected to average 3,800 tonnes per day with average annual gold grade ranging between 7.5 grams per tonne to 8.5 grams per tonne at a targeted gold recovery of 97% (see news release dated January 18, 2021).

Financial guidance

As previously disclosed, AISC(1) for 2021 is expected to range from $1,060 to $1,190 per ounce of gold sold with total cash costs(1) expected to range from $820 to $920 per ounce of gold sold. The total cash cost(1) and AISC(1) estimates in 2021 as compared to the actual costs for 2020 reflect the investments in an accelerated rate of underground development, comprehensive drill programs and improvement-oriented capital expenditures (see news release dated January 18, 2021).

Continuing to advance underground development at a rate in excess of 1,000 meters per month through 2021 will expand access underground. The expanded access will provide more flexibility to build drilled-off stope inventory, allow mining operations to optimize production and provide additional platforms for resource expansion drilling.

Sustaining capital expenditures, a component of AISC(1), are forecasted to be between approximately $50,000 to $55,000, and include the capitalized portion of underground development and drill programs as well as improvement-oriented expenses, such as electric underground haul trucks to reduce costs related to ventilation and maintenance and increase productivity.

Corporate administrative costs, a component of AISC(1), are forecasted to be between approximately $18,000 to $22,000, including share-based compensation expense.

Free cash flow(1) forecast

Free cash flow(1) for 2021 is expected in the range of $120,000 to $170,000 at a gold price of $1,700 per ounce. The 2021 free cash flow(1) forecast includes expansion-oriented capital expenditures which total approximately $55,000 to $65,000. Expansion capital expenditures include construction of permanent camps and projects to support growth and to improve the efficiency of operations. The free cash flow(1) forecast also includes expenditures related to the 2021 near-mine exploration program.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Change in accounting policy

Effective January 1, 2021, the Company will adopt a voluntary change in its accounting policy for exploration and evaluation expenditures (refer to the “New Accounting Policies” section of this MD&A). The adoption of the new accounting policy will not affect the AISC(1), total cash cost(1) and free cash flow(1) estimates for 2021.

Exploration, resource expansion and definition drilling

Two exploration programs are planned for 2021: a definition and expansion program adjacent to the Brucejack Mine infrastructure, and a near-mine exploration program.

The 2021 Brucejack definition and expansion drill program is anticipated to total approximately 195,000 meters of drilling comprised of in-reserve definition drilling (40%), in-resource and sustaining drilling (20%) and resource expansion drilling (40%). Underground resource expansion and exploration drilling will target near-mine zones with the potential to extend mineralization underground towards the West Zone, Galena Hill, Gossan Hill, and Bridge Zone. Initially, six drills are planned to be deployed underground, with an additional two surface drills to be added during the summer.

The 2021 near-mine exploration program will focus on the new discovery at Hanging Glacier, which is easily accessible from the Brucejack Mine using existing exploration trails. A 10,000-meter surface drill program is planned to delineate the high-grade gold corridors and test for higher-grade, epithermal-style veins higher up in the stratigraphy. A high-resolution drone magnetic survey and an induced polarity (IP) survey are also being planned to further delineate the monzonitic porphyry intrusion and aid in targeting along the mineralized contacts.

Additional near-mine exploration efforts will focus on the four-kilometer trend of highly-altered rocks which outcrop from Hanging Glacier Zone northwest of the Brucejack Mine to Bridge Zone located southeast of the mine. Generative exploration work, including prospecting, soil sampling, and geophysical surveys, will be conducted to test the potential of these zones and develop new near-mine exploration targets. An additional 8,000 meters of surface drilling is planned to test these zones and expand upon the mineralization potential surrounding the Brucejack Mine.

QUALIFIED PERSONS

Patrick Godin, P.Eng., Pretivm’s Vice President and Chief Operating Officer (“COO”) is a Qualified Person (“QP”), as defined by NI 43-101 and has reviewed and approved the scientific and technical information contained in this MD&A, other than in respect of the 2020 Mineral Resource expansion underground drilling program.

Stephanie Wafforn, P.Geo., Pretivm’s Resource Manager is the QP, as defined by NI 43-101, responsible for the 2020 Mineral Resource expansion and underground drilling program and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

FINANCIAL RESULTS

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Revenue	$169,582	$135,484	$617,585	$484,540
Cost of sales	108,035	89,627	396,304	333,157
Earnings from mine operations	61,547	45,857	221,281	151,383
Corporate administrative costs	4,569	5,116	21,205	18,674
Operating earnings	56,978	40,741	200,076	132,709
Loss on sale of exploration and evaluation asset	(132,149)	-	(132,149)	-
Interest and finance expense	(7,828)	(9,168)	(25,784)	(35,302)
Foreign exchange loss	(510)	(620)	(422)	(946)
Gain (loss) on financial instruments at fair value	321	-	377	(15,415)
Interest and finance income	328	407	927	1,231
Earnings (loss) before taxes	(82,860)	31,360	43,025	82,277
Current income tax expense	(1,655)	(1,178)	(6,382)	(4,561)
Deferred income tax expense	(23,595)	(10,133)	(75,081)	(36,799)
Net (loss) earnings and comprehensive (loss) earnings for the period	$(108,110)	$20,049	$(38,438)	$40,917

Three months ended December 31, 2020 compared to the three months ended December 31, 2019

Net and comprehensive loss for the three months ended December 31, 2020 was $108,110 compared to net and comprehensive earnings of $20,049 for the comparable period in 2019. Net loss was impacted by the sale of Snowfield which resulted in a loss on sale of exploration and evaluation asset of $132,149 and a deferred income tax expense impact of $17,931. Net loss was also impacted by an increase in production costs, costs due to COVID-19 and depreciation and depletion expense due to the 2020 Mineral Reserve update. This was partially offset by higher gold prices realized on ounces sold.

Revenue

For the three months ended December 31, 2020, the Company generated revenue of $169,582 which included $171,577 of revenue from contracts with customers plus a loss on trade receivables at fair value related to provisional pricing adjustments of $1,995. During the comparable period in 2019, the Company generated revenue of $135,484 which included $134,070 of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $1,414.

The increase in revenue in the 2020 period was the result of higher gold prices realized on ounces sold partially offset by lower gold ounces sold in the period due to lower production and the timing of sales.

For the three months ended December 31, 2020, the Company sold 90,348 ounces of gold, at an average realized price(1) of $1,914 per ounce generating $169,455 in revenue from contracts with customers. In the comparable period in 2019, the Company sold 93,248 ounces of gold, at an average realized price(1) of $1,480 per ounce generating $132,275 in revenue from contracts with customers. The average London Bullion Market Association (“LBMA”) AM and PM market price over the three months ended December 31, 2020 was $1,875 (2019 – $1,482) per ounce of gold.

The Company sold 89,547 ounces of silver generating $2,122 in revenue during the three months ended December 31, 2020 compared to 110,774 ounces of silver generating $1,795 in revenue in the comparable period in 2019.

Cost of sales

Total cost of sales for the three months ended December 31, 2020 were $108,035 or $1,196 per ounce of gold sold(1) compared to $89,627 or $961 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales includes production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

Production costs

For the three months ended December 31, 2021, production costs, after adjustments for changes in inventories, were $70,669 compared to $61,019 in the comparable period in 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

In thousands of USD,	For the three months ended
except for tonnes and per tonne data	December 31,			December 31,
	2020			2019
Ore mined (wet tonnes)	323,581			388,744
Ore milled (dry tonnes)	309,661			373,954
Mining(1)	$34,855	$/t	108	$33,388	$/t	86
Processing(2)	7,650		25	6,394		17
Surface services and other(2)	9,126		29	9,662		26
Mine general and administrative(2)	15,525		50	11,006		29
Total production costs(2)	$67,156	$/t	217	$60,450	$/t	162

(1)	Cost per tonne data is based on mined tonnes – wet.

(2)	Cost per tonne data is based on milled tonnes – dry.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Mining costs increased in respect of contractors, supplies and consumables due to additional lateral development, production and definition drilling and related assays. During the three months ended December 31, 2020, costs were incurred for lateral development at the Brucejack Mine at an average rate of approximately 1,121 meters (2019 – 976 meters) per month. Mining costs per tonne mined also increased due to lower tonnes mined in the period.

Processing costs increased in respect of employee costs, supplies and consumables due to the major scheduled shutdown to replace the apron feeder at the underground crusher. Processing costs per tonne milled also reflect lower tonnes milled in the period.

During the quarter, mine general and administrative costs increased due to COVID-19 safety protocols, mainly for travel costs in the amount of $1,509 or $5 per dry tonne milled.

A majority of production costs are incurred in Canadian dollars. During the three months ended December 31, 2020, the average foreign exchange rate was C$1.3030 to $1.00 (2019 – C$1.3200 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the three months ended December 31, 2020 was $31,440 compared to $22,752 in the comparable period in 2019. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2020 Updates and timing of sales (movement of costs in inventory), partially offset by a decrease in mined ounces.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the three months ended December 31, 2020 was an expense of $460 compared to $564 in the comparable period in 2019. The decrease in site share-based compensation was due to forfeited restricted share units (“RSUs”) in connection with the departure of employees.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the three months ended December 31, 2020 were $2,224 (2019 – $1,854) and $3,242 (2019 – $3,438), respectively. The increase in royalty expense was due to higher revenues from mine operations impacting the amount recognized under the 1.2% NSR Royalty (defined below). Refer to the “Commitments” section of this MD&A. Selling costs include transportation costs which were $2,993 in the fourth quarter of 2020 (2019 – $3,291).

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended December 31, 2020 were $819 per ounce of gold sold compared to $692 per ounce of gold sold in the comparable period in 2019. Total cash costs(1) increased due to higher production costs for additional lateral development and definition drilling as well travel costs associated with COVID-19 safety protocols. Total cash costs(1) per ounce of gold sold also increased due to lower gold ounces sold in the period.

AISC(1) for the three months ended December 31, 2020 totaled $1,009 per ounce of gold sold compared to $866 per ounce of gold sold in the comparable period in 2019. AISC(1) increased for the same reasons as total cash costs(1), as well as higher sustaining capital expenditures, costs associated with the departure of former officers, partially offset by higher silver by-product credits and lower treatment and refinery charges.

Costs associated with COVID-19 safety protocols impacted total cash costs(1) and AISC(1) by $17 per ounce of gold sold. Costs associated with departure of the former officers impacted AISC(1) by $20 per ounce of gold sold.

Corporate administrative costs

Corporate administrative costs for the three months ended December 31, 2020 were $4,569 compared to $5,116 in the comparable period in 2019.

Share-based compensation for the three months ended December 31, 2019 was a recovery of $990 compared to expense of $1,322 in the comparable period in 2019. The decrease in share-based compensation was due to forfeited RSUs and performance share units (“PSUs”) in connection with departures of certain officers and employees, partially offset by new grants of these units as initial grants to incoming officers.

Salaries and benefits for the three months ended December 31, 2020 were $2,688 compared to $1,766 in the comparable period in 2019. The increase in salaries and benefits was due to termination costs in the amount of $1,028 (C$1,340) for the departure of the former Executive Vice President, Corporate Affairs and Sustainability (“EVP Corporate”).

Interest and finance expense

During the three months ended December 31, 2020, the Company incurred interest and finance expense of $7,828 compared to $9,168 in the comparable period in 2019. The Company incurred $5,517 (2019 – $6,581) of interest expense related to its senior secured loan facility (the “Loan Facility”). The decrease in interest expense was primarily the result of a decrease in the overall effective interest rate on the Loan Facility from 5.2% to 3.6% driven by a decrease in London Inter-Bank Offered Rate (“LIBOR”) from 1.8% to 0.2%.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Current and deferred income taxes

For the three months ended December 31, 2020, current income tax expense was $1,655 related to the 2% net current proceeds portion of the British Columbia Mineral Tax (“BCMT”) compared to $1,178 in the comparable period in 2019. These amounts represent cash taxes payable.

Currently, the Company does not have federal and other provincial income taxes payable due to Brucejack Mine development and capital expenditure tax pools and pre-operating tax losses.

The Company does not anticipate paying cash taxes for federal and provincial income taxes for three to four years, based on the 2020 LOM Plan update and current gold prices. Once the Company is in a tax payable position, we anticipate paying taxes at a combined rate of 36.5% on mine operating earnings.

The Company is subject to Canadian federal and BC provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BCMT, which is accounted for as an income tax. The BCMT requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies.

The BCMT is calculated in CAD which results in foreign exchange movements on our BCMT tax pools each period. Additionally, we have certain assets related to the Brucejack Mine recorded with application of IAS 12, Income Taxes, initial recognition exemption (“IRE”), which results in no corresponding deferred income tax recovery as the assets are amortized. As a result, this will increase our deferred income tax expense over the remaining life of the Brucejack Mine; however, it will not impact cash taxes. These items will continue to cause fluctuations on our overall effective tax rate in future periods.

For the three months ended December 31, 2020, deferred income tax expense was $23,595 compared to a deferred income tax expense of $10,133 in the comparable period in 2019.

For the three months ended December 31, 2020, our effective tax rate, including both current and deferred income taxes, was -30.5% (2019 – 36.1%). Our effective tax rate was impacted in the period by the following items:

●	No tax benefit on the accounting loss on sale of exploration and evaluation asset of $132,149 as a result of the IRE on acquisition of Snowfield;

●	A deferred income tax expense of $17,931 (2019 – nil) on the sale of Snowfield;

●	A deferred income tax expense from the amortization of the IRE; offset by

●	A deferred income tax recovery of $5,621 (2019 - $2,799) related to foreign exchange movements on our BCMT tax pools as foreign exchange rates moved from C$1.3339: $1.00 to C$1.2732: $1.00 during the period.

Excluding the impact of the adjustments noted above, our effective tax rate for the three months ended December 31, 2020 was 36.8% (2019 – 41.4%).

Year ended December 31, 2020 compared to the year ended December 31, 2019

Net and comprehensive loss for the year ended December 31, 2020 were $38,438 compared to net and comprehensive earnings of $40,917 for the comparable period in 2019. Net loss was impacted by the sale of Snowfield which resulted in a loss on sale of exploration and evaluation asset of $132,149 and a deferred income tax expense impact of $17,931. Net loss was also impacted by an increase in production costs including costs due to COVID-19 and depreciation and depletion expense due to the 2020 Mineral Reserve update. This was partially offset by higher gold prices realized on ounces sold.

Revenue

For the year ended December 31, 2020, the Company generated revenue of $617,585 which included $619,067 of revenue from contracts with customers plus a loss on trade receivables at fair value related to provisional pricing adjustments of $1,482. During the comparable period in 2019, the Company generated revenue of $484,540 which included $477,943 of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $6,597. The increase in revenue was the result of higher gold prices realized on ounces sold in the period partially offset by lower gold ounces sold due to lower production.

For the year ended December 31, 2020, the Company sold 347,923 ounces of gold, at an average realized price(1) of $1,799 per ounce, generating $611,080 in revenue from contracts with customers. In the comparable period in 2019, the Company sold 351,348 ounces of gold, at an average realized price(1) of $1,405 per ounce, generating $471,419 in revenue from contracts with customers. The average LBMA AM and PM market price over the year ended December 31, 2020 was $1,770 (2019 – $1,393) per ounce of gold.

The Company sold 392,071 ounces of silver generating $7,987 in revenue during the year ended December 31, 2020, compared to 420,440 ounces of silver generating $6,524 in revenue in the comparable period in 2019.

Cost of sales

Total cost of sales for the year ended December 31, 2020 were $396,304 or $1,139 per ounce of gold sold(1) compared to $333,157 or $948 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales includes production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs

For the year ended December 31, 2020, production costs, after adjustments for changes in inventories, were $257,891 compared to $226,328 in the comparable period in 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

In thousands of USD,				For the year ended
except for tonnes and per tonne data	December 31,			December 31,
	2020			2019
Ore mined (wet tonnes)	1,377,912			1,359,403
Ore milled (dry tonnes)	1,307,483			1,303,001
Mining(1)	$132,582	$/t	96	$123,363	$/t	91
Processing(2)	28,478		22	24,414		19
Surface services and other(2)	39,847		30	34,737		27
Mine general and administrative(2)	54,555		42	42,975		33
Total production costs(2)	$255,462	$/t	195	$225,489	$/t	173

(1)	Cost per tonne data is based on mined tonnes – wet.

(2)	Cost per tonne data is based on milled tonnes – dry.

Mining costs increased in respect of contractors, supplies and consumables due to additional lateral development, production and definition drilling and related assays. During the year ended December 31, 2020, costs were incurred for lateral development at the Brucejack Mine at an average rate of approximately 1,038 meters (2019 – 937 meters) per month.

Processing costs increased in respect of employee costs, supplies and consumables for major shutdowns to replace mill liners during the year.

For the year ended December 31, 2020, employee salaries, travel costs and contractors and consultants increased due to COVID-19 safety protocols in the amount of $8,290 or $6 per dry tonne milled.

Production costs also increased due to costs associated with the resignation of the Company’s Vice President, Operations (“VP Ops”) in the amount of $1,642 (C$2,224) or $1 per dry tonne milled.

A majority of production costs are incurred in Canadian dollars. During the year ended December 31, 2020, the average foreign exchange rate was C$1.3415 to $1.00 (2019 – C$1.2957 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the year ended December 31, 2020 was $116,244 compared to $82,198 in the comparable period in 2019. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2020 Updates partially offset by a decrease in mined ounces.

The majority of the Company’s depreciation and depletion is determined using units of production method based on total ounces mined over the estimated proven and probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the year ended December 31, 2020 was an expense of $1,587 compared to $3,202 in the comparable period in 2019. The decrease in site share-based compensation was due to forfeited RSUs and PSUs in connection with departure of officers and employees.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the year ended December 31, 2020 were $7,931 (2019 – $6,223) and $12,639 (2019 – $12,776), respectively. The increase in royalty expense was due to higher revenues from mine operations impacting the amount recognized under the 1.2% NSR Royalty. Refer to the “Commitments” section of this MD&A. Selling costs includes transportation costs which were $11,983 in 2020 (2019 – $12,450).

Total cash costs(1) and AISC(1)

Total cash costs(1) for the year ended December 31, 2020 were $777 per ounce of gold sold compared to $680 per ounce of gold sold in the comparable period in 2019. Total cash costs(1) increased due to higher production costs for additional lateral development and definition drilling as well as COVID-19 safety protocols.

AISC(1) for the year ended December 31, 2020 totaled $981 per ounce of gold sold compared to $888 per ounce of gold sold in the comparable period in 2019. AISC(1) increased for the same reasons as total cash costs(1) and costs associated with the departure of the former officers offset by higher silver by-product credits and lower treatment and refinery charges.

Costs associated with COVID-19 safety protocols impacted total cash costs(1) and AISC(1) by $24 per ounce of gold sold. Costs associated with the resignation of the VP Ops and departures of the former officers impacted AISC(1) by $20 per ounce of gold sold.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Corporate administrative costs

Corporate administrative costs for the year ended December 31, 2020 were $21,205 compared to $18,674 in the comparable period in 2019.

Salaries and benefits for the year ended December 31, 2020 were $11,006 compared to $5,608 in the comparable period in 2019. The increase in salaries and benefits was primarily due to termination costs in the amount of $4,604 (C$6,296) in connection with departures of the former President and Chief Executive Officer (“CEO”), Executive Vice President, Chief Financial Officer (“EVP CFO”) and EVP Corporate.

Share-based compensation for the year ended December 31, 2020 was $1,220 compared to $5,459 in the comparable period in 2019. The decrease in share-based compensation was due to forfeited RSUs and PSUs in connection with departures of certain officers, partially offset by new grants of these units as annual grants under the Company’s long-term incentive compensation plan and as initial grants to incoming officers.

Interest and finance expense

During the year ended December 31, 2020, the Company incurred interest and finance expense of $25,784 compared to $35,302 in the comparable period in 2019. The Company incurred $16,627 (2019 – $26,045) of interest expense related to its Loan Facility. The decrease in interest expense was the result of a decrease in the overall effective interest rate on the Loan Facility from 5.2% to 3.6% driven by a decrease in LIBOR from 1.8% to 0.2% as well as a lower outstanding balance under the Loan Facility throughout the year.

Current and deferred income taxes

For the year ended December 31, 2020, current income tax expense was $6,382 related to the 2% net current proceeds portion of the BCMT compared to $4,561 in the comparable period in 2019. These amounts represent our cash taxes payable.

For the year ended December 31, 2020, deferred income tax expense was $75,081 compared to $36,799 in the comparable period in 2019.

For the year ended December 31, 2020, our effective tax rate, including both current and deferred income taxes, was 189.3% (2019 – 50.3%). Our effective tax rate was impacted in the year by the following items:

●	No tax benefit on the accounting loss on sale of exploration and evaluation asset of $132,149 as a result of the IRE on acquisition of Snowfield;

●	A deferred income tax expense of $17,931 (2019 – nil) from the sale of Snowfield;

●	A deferred income tax expense from the amortization of the IRE; offset by

●	A deferred income tax recovery of $1,417 (2019 - $6,305) related to foreign exchange movements on our BCMT tax pools as foreign exchange rates moved from C$1.2988: $1.00 to C$1.2732: $1.00 during the year.

For the year ended December 31, 2019, the effective tax rate was impacted by the reversal of the BCMT deferred tax asset due to the repurchase of the offtake obligation in the amount of $7,821.

Excluding the impact of the adjustments noted above, our effective tax rate for the year ended December 31, 2020 was 39.8% (2019 – 35.5%).

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of liquidity in the form of cash and cash equivalents to ensure it has sufficient cash to meet operational costs, capital investments, scheduled debt repayments and other commitments.

Factors that could impact the Company’s liquidity are monitored regularly and include the gold price, foreign exchange rates, production levels, operating costs and capital costs. In addition, any suspension of production or sales as a result of the COVID-19 pandemic or otherwise will impact the Company’s liquidity. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by our Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, other reserves and deficit.

Liquidity and capital resources

Working capital(1)

Our cash and cash equivalents as at December 31, 2020 totaled $174,753, increasing by $151,579 from $23,174 as at December 31, 2019. The increase in cash and cash equivalents was primarily due to an increase in cash flows generated from operations of the Brucejack Mine and proceeds from the sale of Snowfield offset by an increase in principal debt repayments on the Loan Facility and an increase in sustaining and expansion capital expenditures.

The Company has positive working capital(1) of $75,898 as at December 31, 2020 compared to a deficit of $66,805 as at December 31, 2019. Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $12,883 and inventories of $19,757 offset by accounts payable and accrued liabilities of $64,828.

At December 31, 2020, the undrawn portion of the Loan Facility was $160,351 with $1,694 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement. The Company has filed a base shelf prospectus in Canada and a registration statement on Form F-10 in the United States, which allow it to offer up to $600,000 of common shares, debt securities, warrants, units, subscription receipts and share purchase contracts from time to time until July 2022.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

At current gold prices and our average realized cash margin(1), management believes future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for the next 12 months. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt and equity funding, will enable the Company to meet its capital requirements. The COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Management continues to monitor the risk associated with the COVID-19 pandemic on our liquidity position. Refer to the “Risks and Uncertainties” section of this MD&A.

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three months and year ended December 31, 2020 and 2019:

In thousands of USD	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Cash flow information
Cash generated by operating activities	$89,269	$66,133	$317,309	$225,073
Cash used in financing activities	(179,538)	(43,253)	(218,683)	(207,044)
Cash generated by (used in) investing activities	88,574	(16,386)	51,893	(40,825)
Effect of foreign exchange rate changes on cash and cash equivalents	1,439	97	1,060	563
Change in cash and cash equivalents	$(256)	$6,591	$151,579	$(22,233)

The Company generated $89,269 and $317,309 in operating cash flows for the three months and year ended December 31, 2020, respectively, compared to $66,133 and $225,073 for the respective comparable periods in 2019. The increase in cash flows generated from operations is primarily due to higher gold prices realized on ounces sold.

The Company used $179,538 in financing cash flows for the three months ended December 31, 2020 compared to $43,253 used in the comparable period in 2019. In the fourth quarter of 2020, financing cash outflows included $176,667 (2019 – $16,667) of repayments on the Loan Facility, payment of $2,342 (2019 – $5,225) in interest related to the Loan Facility and lease payments of $1,577 (2019 – $1,651) offset by proceeds from the exercise of share options of $1,048 (2019 - $290). During the three months ended December 31, 2019, the Company completed the second and final tranche of the offtake obligation repurchase in the amount of $20,000.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

The Company used $218,683 in financing cash flows for the year ended December 31, 2020 (2019 - $207,044). During this period, financing cash outflows included $226,667 (2019 - $98,000) of repayments on the Loan Facility, payment of $15,100 (2019 – $27,511) in interest related to the Loan Facility and convertible notes and lease payments of $6,168 (2019 – $6,484) offset by a $16,000 draw down on the Loan Facility and $13,252 (2019 – $7,344) of proceeds from the exercise of share options. During the year ended December 31, 2019, financing cash outflows included the repurchase of the offtake obligation in the amount of $82,416.

Cash generated by investing activities for the three months and year ended December 31, 2020 was $88,574 and $51,893, respectively, compared to cash used in investing activities of $16,386 and $40,825 in the respective comparable periods in 2019. For the three months and year ended December 31, 2020, cash flows from investing activities included the proceeds from the sale of Snowfield in the amount of $100,000 (2019 – nil). Cash used in investing activities related to sustaining and expansion capital expenditures and exploration and evaluation expenditures were $49,039 (2019 - $44,130).

SUMMARY OF ANNUAL FINANCIAL RESULTS

The following table contains selected annual information derived from the Company’s audited consolidated financial statements, which are reported under IFRS.

In thousands of USD, except per share data		For the year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Revenue	$617,585	$484,540	$454,556
Earnings from mine operations	221,281	151,383	150,629
Net earnings (loss)	(38,438)	40,917	36,620
Net comprehensive earnings (loss)	(38,438)	40,917	42,163
Earnings (loss) per share - basic	(0.21)	0.22	0.20
Earnings (loss) per share - diluted	(0.21)	0.22	0.20
Total assets	1,430,814	1,573,167	1,613,418
Long-term liabilities(1)	369,618	489,510	573,659
Cash dividends	-	-	-
Cash and cash equivalents	174,753	23,174	45,407
Mineral properties, plant and equipment	1,207,629	1,500,512	1,522,919

(1)	As at December 31, 2020, long-term liabilities does not include the current portion of the Loan Facility in the amount of $66,667 (2019 – $66,667). As at December 31, 2018, long-term liabilities does not include the current portion of the Loan Facility in the amount of $78,385 and offtake obligation in the amount of $7,576.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Our financial results are primarily driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations, net earnings (loss) and comprehensive earnings (loss). In addition:

●	Our financial results for the year ended December 31, 2020 were significantly impacted by the sale of Snowfield which resulted in a loss on sale of exploration and evaluation asset in the amount of $132,149 and a deferred income tax expense impact of $17,931. Our financial results were also impacted by the 2020 Updates which impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020.

●	Our financial results for the year ended December 31, 2019 were impacted by the 2019 update to the Mineral Reserve and Mineral Resource which impacted the calculation of depreciation and depletion expense, the estimated timing of settlement of the decommissioning and site restoration provision, and the measurement of the offtake obligation. Our financial results were also impacted by the loss on financial instruments at fair value in the amount of $15,415 for adjustments to the valuation of the offtake obligation. Our cash and cash equivalent and long-term liabilities balance was impacted by the repurchase of the offtake obligation in the amount of $82,416.

●	Our financial results for the year ended December 31, 2018 were impacted by the measurement of the offtake obligation and stream obligation in the amount of $17,113. Our cash and cash equivalents and long-term liabilities balance was impacted by the repurchase of the stream obligation in the amount of $237,000.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements, which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2020	2020	2020	2020	2019	2019	2019	2019
except per share data	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$169,582	$154,876	$166,567	$126,560	$135,484	$132,735	$113,202	$103,119
Earnings from mine operations	$61,547	$62,667	$60,012	$37,055	$45,857	$46,585	$29,789	$29,152
Net earnings (loss)	$(108,110)	$31,175	$32,260	$6,237	$20,049	$6,259	$10,443	$4,166
Comprehensive earnings (loss)	$(108,110)	$31,175	$32,260	$6,237	$20,049	$6,259	$10,443	$4,166
Earnings (loss) per share -
Basic	$(0.58)	$0.17	$0.17	$0.03	$0.11	$0.03	$0.06	$0.02
Diluted	$(0.58)	$0.17	$0.17	$0.03	$0.11	$0.03	$0.06	$0.02
Total assets	$1,430,814	$1,685,806	$1,634,204	$1,575,330	$1,573,167	$1,579,105	$1,609,644	$1,625,855
Long-term liabilities(1)	$369,618	$516,105	$508,066	$491,885	$489,510	$489,464	$550,196	$579,873
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-
Cash and cash equivalents	$174,753	$175,009	$124,734	$40,566	$23,174	$16,583	$34,281	$50,868
Mineral properties, plant and equipment	$1,207,629	$1,457,938	$1,466,648	$1,486,112	$1,500,512	$1,519,702	$1,521,301	$1,530,763

(1)	As at December 31, 2020, long-term liabilities do not include the current portion of the Company’s Loan Facility in the amount of $66,667. Long-term liabilities in comparable quarters do not include the current portion of the Company’s Loan Facility and offtake obligation.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Our financial results are primarily driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations, net earnings (loss) and comprehensive earnings (loss). In addition:

●	Our financial results for the three months ended December 31, 2020 were significantly impacted by the sale of Snowfield which resulted in a loss on sale of exploration and evaluation asset in the amount of $132,149 and a deferred income tax expense impact of $17,931. The impact of the sale of Snowfield was a loss per share of $0.80. Our cash and cash equivalents and long-term liabilities balance were impacted by the voluntary repayment on the Loan Facility in the amount of $160,000.

●	Throughout the 2020 periods, our financial results were also impacted by the 2020 Updates which impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020.

●	Our financial results for the 2019 periods were impacted by the 2019 update to the Mineral Reserve and Mineral Resource which impacted the calculation of depreciation and depletion expense, the estimated timing of settlement of the decommissioning and site restoration provision, and the measurement of the offtake obligation commencing in the second quarter of 2019. Our financial results for the first, second and third quarters of 2019 were also impacted by the loss on financial instruments at fair value for adjustments to the offtake obligation. Our cash and cash equivalents and long-term liabilities balance were impacted by the repurchase of the offtake obligation in the amount of $82,416 in the third and fourth quarter of 2019.

COMMITMENTS

The following table provides our contractual obligations as of December 31, 2020:

In thousands of USD				More than
	1 year	2-3 years	4-5 years	5 years	Total
Operating activities:
Decommissioning and restoration provision	$539	$49	$-	$25,368	$25,956
Lease obligations	5,320	3,755	292	-	9,367
Purchase commitments	5,799	-	-	-	5,799
Short-term lease commitments	466	-	-	-	466
Financing activities:
Principal repayments on Loan Facility	66,667	104,667	-	-	171,334
Repayment of convertible notes	2,250	101,114	-	-	103,364
Interest payments on Loan Facility(1)	3,885	2,052	-	-	5,937
	$84,926	$211,637	$292	$25,368	$322,223

(1)	Interest payments on Loan Facility represent management’s reasonable estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

The Company and the Nisga’a Nation have entered into a comprehensive cooperation and benefits agreement in respect of the Brucejack Mine. Under the terms of the agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR royalty was met in December 2018. For the year ended December 31, 2020, $7,168 (2019 – $5,575) was expensed to royalties and selling costs in the statement of earnings (loss).

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters may take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Class action lawsuits

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). In 2020, the plaintiff brought a motion to amend the statement of claim to plead additional misrepresentations. On July 22, 2020, the Court refused to permit these new allegations. The plaintiff appealed this refusal to the Court of Appeal for Ontario, and subsequently abandoned this appeal on February 18, 2021.

On December 7 and 8, 2020, the Court heard the Company’s and Robert Quartermain’s motion for summary judgment to dismiss the Wong Action and the plaintiff’s cross-motion for summary judgment to allow the Wong Action. On February 2, 2021 the Court allowed the defendants’ motion for summary judgment, dismissed the plaintiff’s cross-motion for summary judgment, and dismissed the Wong Action. The Court ruled that the Company did not make a misrepresentation in its continuous disclosure and that, in any event, the defendants were relieved of liability on the basis that they conducted a reasonable investigation pursuant to section 138.4(6) of the Ontario Securities Act. The plaintiff has until March 4, 2021 to appeal the Court’s decision.

The Company believes that the allegations made against it in the Wong Action are meritless and it will continue to vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

United States Class Action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019. On February 27, 2020, the District Court granted the Company’s motion to dismiss the Aurico Action but allowed the plaintiffs to move for leave to amend their complaint within 30 days of the order. The plaintiffs in the Aurico Action filed their motion to amend their complaint on March 30, 2020. The Company’s memorandum of law in opposition to the plaintiff’s motion for leave to amend complaint was filed on April 13, 2020 and the plaintiffs filed their reply memorandum on April 20, 2020. On July 9, 2020, the District Court denied the plaintiffs’ motion to amend their complaint. The deadline for the plaintiffs to appeal the District Court’s dismissal of the motion to amend their complaint passed in August 2020 without an appeal being filed. As a result, this matter is now concluded.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. In October 2020, the Supreme Court of British Columbia partially allowed an application from Bear Creek to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our officers, including our CEO, our COO, our Vice President and Chief Financial Officer (our “CFO”), our Vice President, Legal and Corporate Secretary (“VP Legal”) and our Vice President, Environment and Regulatory Affairs (“VP Environment”). Under the employment agreements, our officers, including the CEO, COO, CFO, VP Legal and VP Environment receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors. Our officers are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Former officers

Our related parties during the year ended December 31, 2020 also included the Company’s former officers, including its former CEO, EVP CFO, EVP Corporate, VP Ops and Vice President, Chief Exploration Officer.

Termination costs include $4,604 (C$6,296) associated with the departure of the former CEO, EVP CFO and EVP Corporate, in accordance with their respective employment agreements. These costs were recorded to corporate administrative costs in the statement of earnings (loss).

Costs associated with the resignation of the VP Ops were incurred in the amount of $1,632 (C$2,224) in accordance with his employment agreement. These costs were recorded to production costs in the statement of earnings (loss).

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next twelve months on the carrying amounts of assets and liabilities.

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators for the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2020.

As at March 31, 2020, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded that due to a decrease in the estimated total contained ounces in the updated Mineral Reserves of the Brucejack Mine, an indicator of impairment existed. Refer to the results of the impairment assessment below in the “Sources of estimation uncertainty – Recoverable amount of the Brucejack Mine” section.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management assessed impairment indicators for the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2020.

Sources of estimation uncertainty

Mineral Reserves and Mineral Resources

The Company estimates its Mineral Reserves and Mineral Resources based on information compiled and reviewed by QPs as defined in accordance with NI 43-101 requirements. The estimation of Mineral Reserves and Mineral Resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs, capital costs and recovery rates. There are uncertainties inherent in estimating Mineral Reserves and Mineral Resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of Mineral Reserves and may, ultimately, result in the Mineral Reserves being revised.

The changes in the proven and probable Mineral Reserves announced with the 2020 Updates on March 9, 2020 impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020.

Recoverable amount of the Brucejack Mine

At March 31, 2020, the Company identified an indicator of impairment for the Brucejack Mine cash generating unit (“CGU”). For the impairment assessment completed at March 31, 2020, the recoverable amount of the Brucejack Mine CGU was determined based on the fair value less costs of disposal (“FVLCD”) method using the discounted cash flow model. The estimates used by management in arriving at the recoverable amount are subject to various risks and uncertainties and include the following estimates: Mineral Reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rates and discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine.

The Brucejack Mine CGU includes mineral properties, plant and equipment, construction in progress, right of use (“ROU”) assets, decommissioning and restoration provision and working capital. The carrying amount of the CGU at March 31, 2020 was $1,221,048.

In arriving at FVLCD, discounted cash flows were estimated using the following significant assumptions: (a) the latest Mineral Reserves; (b) production profile, operating costs and capital costs from the latest detailed life of mine plan; (c) a gold price of $1,550 per ounce; (d) a silver price of $17.00 per ounce; (e) a foreign exchange rate of C$1.00:US$0.760; and (f) a real discount rate of 5.5%.

The Company’s assessment of FVLCD exceeded the carrying amount of the Brucejack Mine CGU and as a result, no impairment loss was recognized in the statement of earnings (loss).

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2020 and 2019. There were no new accounting policies adopted during the year ended December 31, 2020.

Accounting policy changes not yet adopted

Effective January 1, 2021, the Company will adopt a voluntary change in its accounting policy for exploration and evaluation expenditures. The Company will recognize these costs as exploration and evaluation expenses in the statement of earnings (loss) in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit. Costs that represent the acquisition of rights to explore a mineral deposit will continue to be capitalized. Prior to January 1, 2021, all exploration and evaluation expenditures were capitalized as exploration and evaluation assets.

Management believes this change in accounting policy will result in a preferable policy that is better aligned with IFRS, with respect to what constitutes an asset and more consistent with its peer group.

The Company will adopt the change in accounting policy retrospectively and restate balances for comparative periods. The Company will reclassify all post acquisition exploration and evaluation expenditures that have been capitalized to mineral properties, plant and equipment prior to the demonstration of technical feasibility and commercial viability. Initial acquisition costs of the Brucejack Mine and the Snowfield are unaffected by the change in policy. The change in policy will materially affect the opening deficit and accumulated other comprehensive loss as of January 1, 2019, mineral properties, exploration and evaluation assets, depreciation and depletion included in inventories, cost of sales, loss on sale of exploration and evaluation asset and deferred income taxes. The Company is still in the process of quantifying the impact of the change in accounting policy for each of the periods affected.

The change in accounting policy will impact exploration and evaluation expenditures incurred on the Brucejack Mine subsequent to acquisition to September 21, 2015. It will also impact exploration and evaluation expenditures incurred on Snowfield subsequent to acquisition and regional drilling and exploration work on the Bowser Claims and the Porphyry Potential Deep Drilling Project.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The following standards, amendments and interpretations have been issued but are not yet effective:

●	The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from mineral properties, plant and equipment amounts received from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. The amendment will require sales proceeds and related costs to be recognized in the statement of earnings (loss). The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. This amendment is not expected to have a material impact on the Company.

●	The IASB issued “Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)” with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. This amendment is not expected to have a material impact on the Company.

There are no other IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have any impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as fair value through profit or loss (“FVTPL”) with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the RSU liability and the deferred share unit (“DSU”) liability, the Loan Facility and the debt portion of the convertible notes.

Accounts payable and accrued liabilities, the Loan Facility and the debt portion of the convertible notes are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

The RSU liability and DSU liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

Risk management is the responsibility of management and is carried out under the oversight of, and policies approved by, the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and the Board of Directors. The type of risk exposure and the way in which such exposure is managed is discussed below.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

In addition to currency risk from financial instruments, a majority of the Company’s mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

In 2020, the Company hedged a portion of its exposure to currency fluctuations using forward contracts. For the year ended December 31, 2020, the change in fair value of non-hedge derivatives resulted in a gain on financial instruments at fair value of $377 (2019 – nil). The Company has no foreign exchange forward contracts as of December 31, 2020.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuate based on market conditions.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final settlement. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

For the years ended December 31, 2020 and 2019, the Company has not hedged the price of any commodity.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its financial assets including cash and cash equivalents, trade receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company regularly evaluates changes in the status of its counterparties.

The Company is exposed to credit risk through its trade receivables, which are principally with internationally recognized counterparties. The Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company regularly evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets and traders. As at December 31, 2020, the Company has $8,377 (2019 – $6,210) receivables related to its gold and silver revenue. As these receivables are measured at FVTPL, expected credit losses are incorporated into the estimate of fair value.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand. To the extent there is not sufficient liquidity in the form of cash and cash equivalents to meet obligations or to mitigate the impact of potential risks such as COVID-19, the Company will consider drawing on the revolving portion of the Loan Facility (to the extent available), or by securing additional debt and/or equity funding.

The Company has issued surety bonds and letters of credit to support future decommissioning and restoration provisions.

The Company’s financial obligations consist of accounts payable and accrued liabilities and long-term debt consisting of the Loan Facility and convertible notes.

For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

Other than already disclosed elsewhere in this MD&A, the Company does not have any material events after the reporting date to disclose.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per ounce data	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Gold ounces sold	90,348	93,248	347,923	351,348
Cost of sales per ounce sold reconciliation
Cost of sales	$108,035	$89,627	$396,304	$333,157
Cost of sales per ounce of gold sold	$1,196	$961	$1,139	$948

Total cash costs

The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, this information can be used to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per ounce data	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Gold ounces sold	90,348	93,248	347,923	351,348
Total cash costs reconciliation
Cost of sales	$108,035	$89,627	$396,304	$333,157
Less: Depreciation and depletion	(31,440)	(22,751)	(116,244)	(82,198)
Less: Silver revenue	(2,122)	(1,795)	(7,987)	(6,524)
Less: Site share-based compensation	(460)	(564)	(1,587)	(3,202)
Less: Write-down of inventories	-	-	-	(2,475)
Total cash costs	$74,013	$64,517	$270,486	$238,758
Total cash costs per ounce of gold sold	$819	$692	$777	$680

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding significant projects considered expansionary in nature), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus expansion capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per ounce data	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Gold ounces sold	90,348	93,248	347,923	351,348
All-in sustaining costs reconciliation
Total cash costs	$74,013	$64,517	$270,486	$238,758
Sustaining capital expenditures (1)	7,130	3,275	27,473	22,871
Accretion on decommissioning and restoration provision	60	77	262	446
Treatment and refinery charges	3,513	5,769	14,776	22,165
Payments on lease obligations	1,577	1,651	6,168	6,484
Site share-based compensation	460	564	1,587	3,202
Corporate administrative costs (2)	4,366	4,922	20,397	18,025
Total all-in sustaining costs	$91,119	$80,775	$341,149	$311,951
All-in sustaining costs per ounce of gold sold	$1,009	$866	$981	$888

(1)	Sustaining capital expenditures includes deferred development costs.

(2)	Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce of gold sold are used by management to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers plus treatment and refinery charges included in concentrate revenue less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs and treatment and refinery charges per gold ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per ounce data	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Revenue from contracts with customers	$171,577	$134,070	$619,067	$477,943
Treatment and refining charges	3,513	5,769	14,776	22,165
Less: Silver revenue	(2,122)	(1,795)	(7,987)	(6,524)
Gold revenue(1)	$172,968	$138,044	$625,856	$493,584
Gold ounces sold	90,348	93,248	347,923	351,348
Average realized price	$1,914	$1,480	$1,799	$1,405
Less: Total cash costs per ounce of gold sold	(819)	(692)	(777)	(680)
Less: Treatment and refining charges per ounce of gold sold	(39)	(62)	(42)	(63)
Average realized cash margin per ounce of gold sold	$1,056	$726	$980	$662

(1)	Gold revenue excludes the loss on trade receivables at fair value related to provisional pricing adjustments in the amount of $1,995 (2019 – gain of $1,414) and $1,482 (2019 – gain of $6,597) for the three months and year ended December 31, 2020, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management to measure the underlying operating and financial performance of the Company.

Adjusted earnings is defined as net earnings (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: accretion on convertible notes, amortization of Loan Facility transaction costs, deferred income tax expense, (gain) loss on financial instruments at fair value and non-recurring loss on sale of exploration and evaluation asset. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per share data	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Basic weighted average shares outstanding	187,294,491	185,353,253	186,412,795	184,731,109
Adjusted earnings and adjusted basic earnings per share reconciliation
Net (loss) earnings for the period	$(108,110)	$20,049	$(38,438)	$40,917
Adjusted for:
Accretion on convertible notes	1,404	1,403	5,584	5,568
Amortization of Loan Facility transaction costs	3,160	1,539	3,788	1,989
Deferred income tax expense	23,595	10,133	75,081	36,799
(Gain) loss on financial instruments at fair value	(321)	-	(377)	15,415
Loss on sale of exploration and evaluation asset	132,149	-	132,149	-
Adjusted earnings	$51,877	$33,124	$177,787	$100,688
Adjusted basic earnings per share	$0.28	$0.18	$0.95	$0.55

Free cash flow

Free cash flow is calculated as cash generated from operating activities less cash generated by (used in) investing activities. It is used by management as an indicator of the cash generated from the Company’s operations before consideration of how those activities are financed.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per share data	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Cash generated by operating activities	89,269	66,133	317,309	225,073
Cash generated by (used in) investing activities	88,574	(16,386)	51,893	(40,825)
Free cash flow	$177,843	$49,747	$369,202	$184,248

Working capital

Working capital is defined as current assets less current liabilities and is used by management to monitor the liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousand of USD	December 31,	December 31,
	2020	2019
Current assets	$207,393	$62,550
Current liabilities(1)	131,495	129,355
Working capital surplus (deficit)	$75,898	$(66,805)

(1)	As at December 31, 2020, current liabilities include the current portion of the Loan Facility in the amount of $66,667 (2019 – $66,667).

OUTSTANDING SHARE DATA

As at February 25, 2021, the Company had the following number of securities outstanding:

	Number of	Exercise price	Exercise price	Weighted average
	securities	($)	currency	remaining life (years)
Common shares	187,783,084			-
Share options	585,590	$7.23 - $15.17	CAD	1.70
Convertible notes	6,250,000	$16.00	USD	1.05
RSUs(1)	405,164		CAD	1.81
PSUs(1)	100,972		CAD	2.25
	195,124,810

(1)	The Company may settle RSUs and PSUs in cash or common shares of the Company, on a basis of one common share for each RSU and, depending on achievement of performance criteria, zero to two common shares for each PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management, with the participation of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

Management with the participation of the CEO and the CFO, assessed the effectiveness of our internal control over financial reporting as at December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013). Based upon the results of that assessment as at December 31, 2020, management concluded that our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2020, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements for the years ended December 31, 2020 and 2019, as stated in its report which appears in such consolidated financial statements.

There have been no significant changes in our internal controls during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures

Management, with the participation of the CEO and the CFO, assessed the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based upon the results of that evaluation, the CEO and the CFO concluded that our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management (particularly during the period in which the Company’s annual filings are being prepared) to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A, those identified in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, those identified in our Annual Information Form and Form 40-F for the year ended December 31, 2020, in case once filed, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”). You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

Public health crises, including COVID-19, could adversely affect our business.

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases or pandemics, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, changes in tax laws, payment deferrals, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, to date, a number of mining projects have been suspended as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the stringent directives provided by federal, provincial and regional authorities. While an outbreak of COVID-19 at the Brucejack Mine could result in significant disruption to operations, including a suspension of mine operations, the Company has established COVID-19 management plans and implemented enhanced protocols and preventative measures to manage and mitigate the spread of COVID-19. The region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on our operations. Our exposure to such public health crises also includes risks to employee health and safety. Our operation is located in a relatively remote and isolated area and represents a concentration of personnel working and residing in close proximity to one another. Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place our workforce at risk.

The full extent and impact of the COVID-19 outbreak is unknown and, to-date, has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to the COVID-19 outbreak has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. At this time, the Company cannot accurately predict what effects these conditions will have on mining operations or financial results, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by various levels of government in Canada and other countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including the COVID-19 outbreak, could have a material adverse effect on the Company’s business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic and at the Brucejack Mine, including anticipated operational and financial impacts and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated costs and cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith; debt, operating and other obligations and commitments including their payment and timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the RC drill program, our definition, sustaining, expansion and underground exploration drill programs and our grassroots exploration program, and the results, benefits, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters, assumptions and interpretation models used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated LOM and LOM Plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and LOM Plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our officer compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; payment of taxes, our tax rate and the recognition of our previously unrecognized income tax attributes; changes in accounting policies and new accounting standards applicable to the Company (including methods of adoption) and their effects; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; the impact of financial instruments on our earnings; and the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

●	uncertainty as to the outcome of legal proceedings;

●	the effect of indebtedness on cash flow and business operations;

●	the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic and at the Brucejack Mine on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations;

●	the effectiveness of our COVID-19 management plans, related protocols and preventative measures;

●	the effect of restrictive covenants pursuant to the Loan Facility;

●	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

●	our production, gold grade, milling recovery, cash flow and cost estimates, including the accuracy thereof;

●	commodity price fluctuations, including gold and silver price volatility;

●	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based;

●	uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources;

●	our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production;

●	dependency on the Brucejack Mine for our future operating revenue;

●	the development of our properties and expansion of our operations;

●	our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

●	our ability to generate operating revenues and cash flow in the future;

●	failure of counterparties to perform their contractual obligations;

●	general economic conditions;

●	the inherent risks in the mining industry;

●	the commercial viability of our current and any acquired mineral rights;

●	availability of suitable infrastructure or damage to existing infrastructure;

●	transportation, processing and refining risks;

●	maintaining satisfactory labour relations with employees and contractors;

●	significant governmental regulations, including environmental regulations;

●	non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future;

●	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

●	compliance with emerging climate change regulation and the detrimental effects of climate change;

●	adequate internal control over financial reporting;

●	various tax-related matters;

●	potential opposition from non-governmental organizations;

●	uncertainty regarding unsettled First Nations rights and title in British Columbia;

●	maintaining our social license to operate;

●	uncertainties related to title to our mineral properties and surface rights;

●	land reclamation and mine closure requirements;

●	our ability to identify and successfully integrate any material properties we acquire;

●	currency exchange rate fluctuations;

●	competition in the mining industry for properties, qualified personnel and management;

●	our ability to attract and retain qualified management and personnel;

●	disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles;

●	the ability of our new officers to successfully transition into their roles;

●	some of our directors’ and officers’ involvement with other natural resource companies;

●	potential inability to attract development partners or our ability to identify attractive acquisitions;

●	compliance with foreign corrupt practices regulations and anti-bribery laws;

●	changes to rules and regulations, including accounting practices;

●	limitations in our insurance coverage and the ability to insure against certain risks;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;

●	significant growth could place a strain on our management systems;

●	share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price;

●	failure to comply with certain terms of the convertible notes;

●	reputational risks;

●	future sales or issuances of our debt or equity securities;

●	the trading price of our common shares is subject to volatility due to market conditions;

●	our ability to pay dividends in the foreseeable future; and

●	certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 outbreak, including on our operations and workforce; planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Mine; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the impact of the COVID-19 outbreak. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based, is provided in our other disclosure documents filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC website at www.sec.gov.

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this MD&A was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

APPENDIX – 2020 UPDATED MINERAL RESOURCE ESTIMATE, MINERAL RESERVE ESTIMATE AND LIFE OF MINE PLAN

On March 9, 2020, we announced the 2020 Mineral Reserve, the 2020 Mineral Resource and the 2020 LOM Plan for the Brucejack Mine, which highlight the continued robust economics of the long-life underground operation. The effective date of the 2020 Mineral Reserve and 2020 Mineral Resource is January 1, 2020.

The 2020 Updates are detailed in the 2020 Report which updates the operating parameters contained in the 2019 Report. The 2020 Report was filed on April 23, 2020 in Canada under the Company’s profile on SEDAR at www.sedar.com and in the United States on the EDGAR section of the SEC website at www.sec.gov.

Summary of 2020 Updates

The 2020 LOM Plan is based on the 2020 Mineral Reserve and the 2020 Mineral Resource estimates. The 2020 Mineral Resource was updated from the Mineral Resource estimate reflected in the 2019 Report (the “2019 Mineral Resource”) only within the Valley of the Kings Zone (the “Valley of the Kings”) inside an area informed with new data from additional infill drilling conducted in 2019, totaling 89,121 meters. Furthermore, the Mineral Resource cut-off for the Valley of the Kings Zone has been lowered to 3.5 grams per tonne gold, as this cut-off better reflects the recently mined grades. This has resulted in an increase in the number of tonnes in the Measured and Indicated Mineral Resource categories, albeit at a lower reported grade.

Approximately 50% of the tonnes comprising the 2020 Mineral Reserve are from the area of the Valley of the Kings where the Mineral Resource was updated. A mine call factor (the “Mine Call Factor”) was applied to the remaining tonnes (approximately 50%) comprising the 2020 Mineral Reserve (the area of the Mineral Reserve outside of the Mineral Resource update area). The Mine Call Factor is a reconciliation factor which is derived from operational experience. The Mine Call Factor is determined by applying an upper limit to the reserve stope grade, where the upper limit is determined by the average diamond drill hole spacing of the reserve shape. Stopes with a lower average diamond drill hole spacing (higher drill density) have a lower resulting Mine Call Factor than stopes with greater diamond drill hole spacing (lower drill density). The 2020 Mineral Reserve reflects a reduction in gold grade from the 2019 Mineral Reserve grade due to updates to the Mineral Resource and the application of the Mine Call Factor.

●	2020 Brucejack Mine Estimated Total Life of Mine Plan (Valley of the Kings and West Zone)

○	Average annual production of over 366,000 ounces of gold over the first 5 years with average annual cash flow of $171 million (post-tax) at $1,300 per ounce gold.

○	Average annual production of over 357,000 ounces of gold over the first 10 years and average annual free cash flow of $181 million (post-tax) at $1,300 per ounce gold.

○	Average operating costs of $164 per tonne milled over the first 10 years and average LOM operating costs of $163 per tonne milled.

○	At the mine level, average sustaining costs of $702 per ounce of gold sold over the first 10 years and average LOM sustaining costs of $691 per ounce.

○	At the corporate level, AISC of $747 per ounce of gold sold over the first 10 years and average LOM AISC of $743 per ounce of gold sold.

○	After tax net present value (“NPV”) at a 5% discount of $1.50 billion ($1.80 billion pre-tax) at $1,300 per ounce gold, $16.90 per ounce silver and exchange rate of US$0.76:C$1.00.

●	2020 Brucejack Mine Total Proven and Probable Mineral Reserve Estimate

○	4.2 million ounces of gold (15.7 million tonnes grading 8.4 grams of gold per tonne after application of the Mine Call Factor).

○	The West Zone Mineral Reserve was not updated.

○	Excludes all Mineral Reserve material mined prior to January 1, 2020.

●	2020 Valley of the Kings Proven and Probable Mineral Reserve Estimate

○	3.6 million ounces of gold (12.8 million tonnes grading 8.8 grams of gold per tonne after application of the Mine Call Factor).

○	Excludes all Mineral Reserve material mined prior to January 1, 2020.

2020 Brucejack Mine economics

The following table provides a summary of Brucejack economic results by metal price, based on the 2020 Updates:

	Base Case	Spot Case	High Case
Gold price ($/ounce)	$1,300	$1,600	$1,900
Silver price ($/ounce)	$16.90	$20.80	$24.70
Net cash flow ($)	$2.44 billion (pre-tax) $1.95 billion (post-tax)	$3.70 billion (pre-tax) $2.75 billion (post-tax)	$4.96 billion (pre-tax) $3.55 billion (post-tax)
NPV(1) (5.0% discount) ($)	$1.80 billion (pre-tax) $1.50 billion (post-tax)	$2.75 billion (pre-tax) $2.13 billion (post-tax)	$3.70 billion (pre-tax) $2.76 billion (post-tax)
Exchange rate (USD:CAD)	0.76	0.76	0.76

(1)	NPV is discounted to January 2020.

Summary of 2020 Updates compared to 2019 Updates

The 2020 Updates are based on the ten quarters of mining operations at Brucejack since commercial production commenced in July 2017. The Valley of the Kings Proven and Probable Mineral Reserve gold grade has been reduced from 13.8 grams per tonne to 8.8 grams per tonne (a 36% decrease from the 2019 Mineral Reserve grade) due to an update of the Mineral Resource and the application of a Mine Call Factor that has been generated based on mining experience and reconciliations. All estimated costs have been updated with actual costs from 2019. Areas of cost increase include labour, environmental compliance and snow removal. The NPV decrease of 42% is mainly attributable to an update of the Mineral Resource and the application of a Mine Call Factor that resulted in estimated sold ounces decreasing by 34%.

The following table provides a comparison of the main parameters of the 2020 Report and the 2019 Report:

	2019 Report(1)	2020 Report
Operating rate (tonnes/day)	3,800	3,800
Mine life (years)(2)	14	13
Proven and Probable Mineral Reserve gold grade (g/t)	12.6	8.4
Recoveries gold/silver (%)	96.5/87.9	96.3/90.4
LOM average annual gold production (’000 ounces)	441	311
LOM average operating costs ($/t)	$168	$163
LOM average mine site AISC(3) ($/ounce gold sold)	$502	$691
LOM Average AISC(3,4) ($/ounce gold sold)	$539	$743
USD:CAD exchange rate	0.775	0.76
NPV5% pre-tax/post-tax ($’000)	$3,602/$2,587 ($1,300 Au/$16.90 Ag)	$1,799/$1,496 ($1,300 Au/$16.90 Ag)
NPV5% pre-tax/post-tax ($’000)	$4,537/$3,181 ($1,500 Au/$19.50 Ag)	$2,752/$2,135 ($1,600 Au/$20.80 Ag)

(1)	The Mineral Reserves (the “2019 Mineral Reserves”) and LOM in the 2019 Report were updated for the Valley of the Kings in April 2019 (see news release dated April 4, 2019).

(2)	Mine life is based from start of year in which the report was issued. 2019 Report begins January 1, 2019. 2020 Report begins January 1, 2020.

(3)	AISC excludes 3,800 tonnes per day expansion capital.

(4)	LOM AISC includes corporate general and administrative (“G&A”) costs.

2020 Brucejack Mineral Reserve

Brucejack Mine Total Mineral Reserve

The 2020 Updates include Mineral Reserve updates for the Valley of the Kings. The West Zone Mineral Reserve was not updated as there was no new information in 2019. The Mineral Reserve estimate for the areas of the 2020 Mineral Resource for the Valley of the Kings that were not updated in the 2020 Mineral Resource have had a Mine Call Factor applied that was determined based on historic mining data and reconciliations. The 2020 Mineral Reserve grade over the LOM for the Valley of the Kings was reduced by approximately 18% as a result of the application of the Mine Call Factor.

The following table provides the 2020 Brucejack Mine Total Mineral Reserve(1,2,3,4,5):

Zone		Ore Tonnes (Mt)	Grade		Contained Ounces
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)

Valley of the Kings Zone	Proven	1.4	8.9	11.1	0.4	0.5
	Probable	11.3	8.7	9.8	3.2	3.6
	Total	12.8	8.8	10.0	3.6	4.1
West Zone(6)	Proven	1.4	7.2	383.0	0.3	17.4
	Probable	1.5	6.5	181.0	0.3	8.6
	Total	2.9	6.8	278.5	0.6	26.0
Total Mine	Proven	2.8	8.1	195.1	0.7	17.9
	Probable	12.8	8.5	29.8	3.5	12.2
	Total	15.7	8.4	59.6	4.2	30.1

(1)	Mineral Reserves exclude all Mineral Reserve material mined prior to January 1, 2020.

(2)	Valley of the Kings Mineral Reserve based on $180 per tonne net smelter return cut-off grade, $1,250 per ounce gold, $15.60 per ounce silver, USD0.78:CAD1.00 exchange rate.

(3)	Rounding of some figures may lead to minor discrepancies in totals.

(4)	Values are inclusive of mining recovery and dilution. Values are determined as of delivery to the mill and therefore not inclusive of milling recoveries.

(5)	Mineral Reserve grade is inclusive of the Mine Call Factor.

(6)	The West Zone Mineral Reserve was not updated, and the Mine Call Factor was not applied.

2019 Mineral Reserve reconciliation

The 2019 Mineral Reserve reconciliation was completed by evaluating the 2019 Mineral Reserve shapes against the results from 2019 milling and mining (the “2019 Mined Actuals”). Reserve shapes that are spatially proximal with the 2019 actual stopes and development ore positions were compared to the 2019 Mined Actuals. Applicable reserve shapes were determined by the use of Cavity Monitoring Systems scans of the mined material for all material mined in 2019. In 2019, ore was mined from 67 stopes over 10 levels from the 1170-meter level to the 1410-meter level across a distance ranging 290 meters east to west and 155 meters north to south. Late in 2019 material was also mined from one stope on the 1110-meter level. The following table summarizes the reconciliation of 2019 Mineral Reserve to 2019 Mined Actuals:

	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold Ounces (000’s)
Mined 2019 Mineral Reserve Material	1,023	12.1	396
Grade Control Depleted 2019 Reserves	60	12.9	25
2019 Mineral Reserve Material in Reconciliation	1,083	12.1	421
2019 Mined Actuals	1,303	8.7	366
Reconciliation	120%	72%	87%

The 2019 Mineral Reserve material is inclusive of Mineral Reserve material that was subsequently identified as uneconomic by grade control with no possibility of future mining. This material amounted to 60,000 tonnes of 2019 Mineral Reserve material. The 2019 Mined Actuals contained 20% more tonnage than planned primarily due to the identification of out-of-reserve material that was determined to be economic as a result of the grade control program. All material sent to the mill was determined to be economic by the grade control program.

The 2019 grade control program identified approximately 570,000 tonnes of material located outside of reserve shapes as economic that the 2019 Mineral Resource model identified as sub-economic. This material was either mined or added to drilled inventory throughout 2019. These additional tonnes were not accounted for in the 2019 Mine Plan and are not accounted for in the 2020 Mineral Reserve and 2020 LOM Plan.

Mining and processing

Brucejack is a high-grade underground mining operation using the long-hole stoping mining method (both transverse and longitudinal) and cemented paste backfill. The Valley of the Kings, the higher-grade, primary targeted deposit, has been developed first; the lower-grade West Zone will be mined in the second half of Brucejack’s 13-year mine life. The 2020 LOM plan is based on a processing rate of 3,800 tonnes per day until 2029 when the rate is reduced to manage the grade distribution between the West Zone and remaining Valley of the Kings Mineral Reserves. Brucejack is planned to mine a total of 15.6 Mt at an average grade of 8.4 g/t gold after the application of the Mine Call Factor.

Mineral processing at the current operation uses conventional gravity concentration and sulphide flotation, producing gold-silver doré and gold-silver flotation concentrate. Predicted metallurgical recoveries over the LOM average 96.3% and 90.4% for gold and silver, respectively. A total of 4.0 million ounces of gold and 27.1 million ounces of silver are estimated to be produced over the remaining mine life of Brucejack after application of the Mine Call Factor.

The following table provides a summary of the Life of Mine projected production and processing(1):

Years	Tonnage(2) (t)	Lateral Development Meters(2) (m)	Gold Grade (g/t)(3)	Silver Grade (g/t)	Gold Production (’000 ounces)	Silver Production (’000 ounces)
1	1,387,000	12,000	8.3	13.7	358	517
2	1,387,000	12,000	8.6	9.3	371	371
3	1,387,000	10,800	8.6	10.7	371	417
4	1,387,000	10,800	8.6	11.4	370	441
5	1,387,000	4,320	8.4	14.0	363	550
6	1,387,000	4,650	8.6	51.8	368	2,072
7	1,387,000	3,890	8.4	98.1	362	3,939
8	1,387,000	1,020	8.6	88.5	369	3,577
9	1,387,000	960	8.6	57.4	369	2,290
10	1,040,000	770	8.4	110.1	270	3,357
11	1,040,000	560	7.4	122.1	238	3,722
12	693,000	400	7.2	159.3	155	3,238
13	380,000	150	7.0	231.0	82	2,604
Life of Mine	15,636,000	62,320	8.4	59.6	4,046	27,095

(1)	LOM begins on January 1, 2020. The 2020 Mineral Reserve excludes all Mineral Reserve material mined prior to January 1, 2020.

(2)	Tonnes are rounded to nearest thousands. Development meters are rounded to the nearest tens.

(3)	Gold grade is adjusted using a Mine Call Factor applied to the Mineral Reserves located in the non-updated portions of the 2020 Mineral Resource model.

Capital and operating costs

The remaining capital cost, principally related to non-process related expansion initiatives for the mine throughput upgrade to 3,800 tonnes per day is estimated at $14.8 million over five quarters of 2020 and 2021, including a contingency of $2.5 million.

The following table provides the 3,800 tonnes per day expansion capital costs(1):

($ million)
Mine underground	3.8
Process and infrastructure	6.9
Total direct costs	10.7
Indirect costs(2)	1.6
Contingency(2)	2.5
Total expansion capital costs	14.8

(1)	Year 2020-2021 capital cost expenditure for expansion of mine, process and infrastructure, including mine throughput expansion related costs.

(2)	Mill expansion related indirect costs and contingency only.

The total sustaining capital cost for the remainder of the LOM at Brucejack is estimated at $161.9 million. The following table provides a summary of sustaining capital costs:

($ million)
Mining	66.6
Processing	3.5
Site services and surface maintenance	91.8
Total sustaining capital costs	161.9

Average LOM operating cost is estimated at $163 per tonne milled. The following table provides a summary of operating costs:

($/tonne)
Mining	71
Processing	21
Mine general and administrative	35
Surface services and others	36
Total operating costs	163

The following table provides a summary of AISC, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion:

($ million, except for cost per ounce)
Total cash costs(1,2)	$2,581
Reclamation cost accretion	$21
Sustaining capital expenditures	$162
Mine site sustaining costs(3)	$2,764
Gold sales (million ounces)	4.0
Mine site sustaining cost per ounce(1,2,3)	$691
Corporate G&A costs per ounce of gold sold	$52
AISC per ounce of gold sold	$743

(1)	Net of silver credits at a silver price of $16.90 per ounce.

(2)	Includes offsite shipping, treatment, refining charges and royalties.

(3)	Excludes 3,800 tonnes per day expansion capital.

2020 Mineral Resource

Brucejack Mineral Resource

The 2020 Mineral Resource incorporates an additional 89,121 meters of resource drilling in 555 drill holes and 7,606 meters of mapped underground development completed in the Valley of the Kings Zone since the 2019 Mineral Resource. The Valley of the Kings Mineral Resource was updated for 2020, but only in an area where new data was available; the West Zone Mineral Resource was not updated.

The following table provides the 2020 Mineral Resource reported by zone and confidence category(1,2,3,4,5,6):

Zone	Confidence Category	Ore Tonnes (Mt)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)

Valley of the Kings Zone	Measured	2.3	10.5	12.6	0.8	0.9
	Indicated	16.1	11.4	12.2	5.9	6.3
	Total M+I	18.4	11.3	12.2	6.7	7.2
	Inferred	5.4	13.3	15.9	2.3	2.8
West Zone	Measured	2.4	5.9	347	0.5	26.8
	Indicated	2.5	5.9	190	0.5	15.1
	Total M+I	4.9	5.9	267	0.9	41.9
	Inferred	4.0	6.4	82	0.8	10.6
Total Mine	Measured	4.7	8.4	183.3	1.3	27.7
	Indicated	18.6	10.7	35.8	6.4	21.4
	Total M+I	23.2	10.1	65.5	7.6	49.1
	Inferred	9.4	10.3	44.3	3.1	13.4

(1)	Mineral Resources are reported inclusive of Mineral Reserves.

(2)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this MD&A were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(3)	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.

(4)	Tonnes, grade, and contained metal figures in totals may differ due to rounding.

(5)	The Brucejack Mineral Resource is reported at 3.5 grams per tonne gold cut-off for the Valley of the Kings Zone and 5 grams per tonne gold equivalent cut-off for the West Zone (AuEq = Au + Ag/53).

(6)	Mineral Resources exclude all Mineral Resource material mined prior to January 1, 2020.

The 2020 Mineral Resource for the Valley of the Kings Zone differs from the 2019 Mineral Resource in that there are significantly more drill holes used in the estimation of the model, the classification has been updated to allow for the change in confidence resulting from the new information, the estimation parameters have been adjusted to allow greater local accuracy of the grade estimates (based on validation of the model estimates against production information), and all production prior to January 1, 2020 as well as volumes deemed non-minable have been removed.

Furthermore, the Mineral Resource cut-off for the Valley of the Kings Zone has been lowered to 3.5 grams per tonne gold, as this cut-off better reflects the recently mined grades. This has resulted in an increase in the number of tonnes in the Measured and Indicated Mineral Resource categories, albeit at a lower reported grade. The 2020 Measured and Indicated Mineral Resource for the Valley of the Kings Zone is 18.4 million tonnes at 11.3 grams per tonne gold compared to 13.7 million tonnes at 17.2 grams per tonne gold in 2019.

2019 Mineral Resource reconciliation

The 2019 Mineral Resource reconciliation compares ounces predicted in the 2019 global resource model in the areas mined over a given period to the actual ounces delivered to the mill from mining those same areas in that period. Reconciliation of the 2019 global resource model for the period January 1, 2019 to December 31, 2019 was approximately 101% on ounces. The modeled ounces for the areas mined during 2019 were predicted to be 361,739 ounces (delivered to the mill) at 8.3 grams per tonne and 1,355,769 tonnes; while the actual ounces for the areas mined were determined to be 365,585 ounces (delivered to the mill) at 8.7 grams per tonne and 1,303,001 tonnes. Reconciliation improved in 2019 compared to the comparable period in 2018 when reconciliation to the global resource model was approximately 90% on ounces.

Independent QPs

The following QPs as defined by NI 43-101 are independent of the Company and responsible for the 2020 Report, and each has reviewed, approved and verified the scientific and technical information contained in the 2020 Updates to his or her respective scope of responsibility, as applicable:

QP	Scope of responsibility
Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM Ivor Jones Pty Ltd.	Geology and Mineral Resources
Maurie Phifer, P.Eng. Tetra Tech Canada Inc.	Mineral Reserves, Mining Methods; Underground Infrastructure; Paste Backfill Distribution; Mining Operating Cost Estimate; Financial Analysis
John Huang, Ph.D, P.Eng. Tetra Tech Canada Inc.	Metallurgy and Recovery Methods; Market Studies; Process, G&A and Site Services Operating Cost Estimates
Hassan Ghaffari, P.Eng., M.A.Sc. Tetra Tech Canada Inc.	Surface Infrastructure; Capital Cost Estimate
Calvin Boese, P.Eng., M.Sc. SRK Consulting (Canada) Inc.	Waste Rock and Tailings Storage Facility
Rolf Schmitt, M.Sc., P.Geo. Environmental Resources Management Ltd.	Aspects of environmental, social, community studies, and permitting
Alison Shaw, Ph.D., P.Geo. Lorax Environmental Services Ltd.	Geochemistry, Water Quality
Mauricio Herrera, PhD, P.Eng. SRK Consulting (Canada) Inc.	Water Management
Laura-Lee Findlater, P.Geo. Lorax Environmental Services Ltd.	Hydrogeology
Tim Coleman, P.Eng., ACSM, M.Sc. DIC SRK Consulting (Canada) Inc.	Underground Mine Geotechnical

Production and cash flows

Over the next three years, estimated gold production of over 1.1 million ounces of gold is expected to generate cash flows of $700 million at $1,600 gold, which is more than sufficient to pay down the scheduled debt maturities of approximately $480 million.

Scientific and technical information in this “2020 Updated Mineral Reserve Estimate, Mineral Resource Estimate and Life of Mine Plan” section of the MD&A not set out in the 2020 Report has been reviewed, approved and verified by Barry McDonough, P.Geo, Pretivm’s Manager of Geological Operations for the mine geology section, Lyle Morgenthaler, P.Eng., Pretivm’s Chief Mining Engineer for the mine development and Nicolas Scarcelli-Casciola, B.A.Sc., P.Eng., Pretivm’s Mine Planning Manager for mine reserves, each of whom is a QP as defined in NI 43-101.